UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Coca-Cola FEMSA, S.A.B. de C.V.

(Name of Issuer)

Series L Shares, without par value

(Title of Class of Securities)

191241108 (1)

(CUSIP Number)

Matthew S. Topham, Esq. K&L Gates LLP 925 Fourth Avenue, Suite 2900 Seattle, Washington 98104 (206) 623-7580	Laurie Smiley, Esq. Arian Colachis, Esq. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

(1)  CUSIP Number is for the American Depositary Shares (ADSs) representing the Series L Shares only.  Each ADSs represents 10 Series L Shares, without par value.

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 191241108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,571,280 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 8,571,280 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,571,280 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.16%

14	Type of Reporting Person (See Instructions) OO

(1) Cascade Investment, L.L.C. (“Cascade”) holds 857,128 American Depositary Shares (“ADSs”), each representing 10 Series L Shares, without par value.  The Series L Shares underlying the ADSs held by Cascade represent 3.16% of the outstanding Series L Shares.  All ADSs held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the ADSs held by Cascade.  Mr. Larson disclaims any beneficial ownership of the ADSs beneficially owned by Cascade and Mr. Gates.

CUSIP No. 191241108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 45,610,720 (1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 45,610,720 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,610,720 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.84%

14	Type of Reporting Person (See Instructions) OO

(1) The Bill & Melinda Gates Foundation Trust (the “Trust”) holds 4,561,072 American Depositary Shares (“ADSs”), each representing 10 Series L Shares, without par value.  The Series L Shares underlying the ADSs held by the Trust represent 16.84% of the outstanding Series L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all the ADSs held by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.  Michael Larson has voting and investment power with respect to the ADSs owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the ADSs beneficially owned by the Trust or Mr. and Mrs. Gates.

CUSIP No. 191241108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 45,610,720 (1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 45,610,720 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,610,720 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.84%

14	Type of Reporting Person (See Instructions) IN

(1) The Bill & Melinda Gates Foundation Trust (the “Trust”) holds 4,561,072 American Depositary Shares (“ADSs”), each representing 10 Series L Shares, without par value.  The Series L Shares underlying the ADSs held by the Trust represent 16.84% of the outstanding Series L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all the ADSs held by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.  Michael Larson has voting and investment power with respect to the ADSs owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the ADSs beneficially owned by the Trust or Mr. and Mrs. Gates.

CUSIP No. 191241108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,571,280 (1)

	8	Shared Voting Power 45,610,720 (2)

	9	Sole Dispositive Power 8,571,280 (1)

	10	Shared Dispositive Power 45,610,720 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 54,182,000(1) (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20%

14	Type of Reporting Person (See Instructions) IN

(1)  Cascade Investment, L.L.C. (“Cascade”) holds 857,128 American Depositary Shares (“ADSs”) each representing 10 Series L Shares, without par value.  The Series L Shares underlying the ADSs held by Cascade represent 3.16% of the outstanding Series L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all ADSs held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the ADSs held by Cascade.  Mr. Larson disclaims any beneficial ownership of the shares of Common Stock beneficially owned by Cascade and Mr. Gates.

(2)  The Bill & Melinda Gates Foundation Trust (the “Trust”) holds 4,561,072 ADSs each representing 10 Series L Shares, without par value.  The Series L Shares underlying the ADSs held by the Trust represent 16.84% of the outstanding Series L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all ADSs held by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.  Michael Larson has voting and investment power with respect to the ADSs owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the ADSs beneficially owned by the Trust or Mr. and Mrs. Gates.

Item 1.	Security and Issuer

This statement relates to American Depository Shares (“ADSs”) of Coca-Cola FEMSA, S.A.B de C.V. (the “Issuer”), each of which represent 10 Series L Shares, without par value (“Series L Shares”). The principal executive offices of the Issuer are located at Guillermo González Camarena No. 600, Col. Centro de Ciudad Sante Fé, Delegación Alvaro Obregón, México, D.F.  01210.

Item 2.	Identity and Background

(a)     This Statement is being filed jointly by Cascade Investment, L.L.C. (“Cascade”), the Bill & Melinda Gates Foundation Trust (“the Trust”), Melinda French Gates and William H. Gates III. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose.

(b)-(c)     Cascade is a limited liability company organized under the laws of the State of Washington that makes investments on behalf of its sole owner, Mr. Gates.  The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington 98033.

The Trust is a charitable trust established under the laws of the State of Washington.  The Trust was established to invest and manage the endowment assets of Bill & Melinda Gates Foundation (the “Foundation”) and to separate the investment and management activities of the endowment from the program work of the Foundation. The address of the principal place of business and principal office of the Trust is 1551 Eastlake Avenue E., Seattle, Washington 98102.

Mr. Gates, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade and Co-Trustee of the Trust. The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.

Mrs. Gates, a natural person is a Co-Trustee of the Trust. The address of her principal office and principal place of business as Co-Trustee of the Trust is 1551 Eastlake Avenue E., Seattle, Washington 98102.

The executive officers and persons controlling Cascade are set forth on Exhibit 99.1, which is attached hereto and incorporated herein by reference.

The Co-Trustees of the Trust are set forth in Exhibit 99.2, which is attached hereto and incorporated herein by reference.

(d)-(e)     During the last five years, neither the Reporting Persons nor any person named in Exhibits 99.1 or 99.2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. and Mrs. Gates are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Each of Cascade and the Trust purchased its respective ADSs of the Issuer with its respective working capital. Neither Cascade nor the Trust purchased any ADSs with borrowed funds.

Item 4.	Purpose of Transaction

Each of Cascade and the Trust acquired its respective ADSs of the Issuer for investment purposes only.

The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action, among others:  (i) continuing to hold the ADSs for investment; (ii) disposing of all or a portion of the ADSs in open market sales or in privately-negotiated transactions; (iii) acquiring additional ADSs in the open market or in privately-negotiated transactions; or (iv) entering into hedging transactions with respect to the ADSs.  The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take.  The Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including, without limitation, the market price of the ADSs and the Issuer’s prospects.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Series L Shares underlying the ADSs beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares and percentage of Series L Shares underlying the ADSs beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)     During the past 60 days, Cascade purchased a total of 508,419 ADSs for cash in open market transactions on the dates and at the weighted average prices per ADS set forth on Exhibit 99.3, which is attached hereto and incorporated herein by reference.

During the past 60 days, the Trust purchased a total of 508,414 ADSs for cash in open market transactions on the dates and at the weighted average prices per ADS set forth on Exhibit 99.4, which is attached hereto and incorporated herein by reference.

(d)     Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated as of July 30, 2008, included on the signature page attached hereto, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1	List of each executive officer, director or person controlling Cascade Investment, L.L.C.
Exhibit 99.2	List of each Co-Trustee of the Bill & Melinda Gates Foundation Trust
Exhibit 99.3	Dates and prices of purchases of ADSs by Cascade during the past sixty days.
Exhibit 99.4	Dates and prices of purchases of ADSs by the Trust during the past sixty days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2008	CASCADE INVESTMENT, L.L.C.

	By	/s/ Michael Larson
		Name:	Michael Larson
		Title:	Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

	By	/s/ Michael Larson
		Name:	Michael Larson (1)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

	By	/s/ Michael Larson
		Name:	Michael Larson (1)(2)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES

	By	/s/ Michael Larson
		Name:	Michael Larson (1)
		Title:	Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

Date: July 30, 2008	CASCADE INVESTMENT, L.L.C.

	By	/s/ Michael Larson
		Name:	Michael Larson
		Title:	Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

	By	/s/ Michael Larson
		Name:	Michael Larson (1)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson (1) (2)
	Title:	Attorney-in-fact

MELINDA FRENCH GATES

By	/s/ Michael Larson
	Name:	Michael Larson (1)
	Title:	Attorney-in-fact

(1)

Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated November 13, 2006, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.1 to the Bill & Melinda Gates Foundation Trust’s Amendment No. 3 to Schedule 13G with respect to Coca-Cola FEMSA, S.A. de C.V. on February 13, 2007, SEC File No. 005-52421, and incorporated by reference herein.

(2)

Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.